January 2, 2013

Robert Errett, Esq.
Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	GS Mortgage Securities Trust 2011-GC5 Form 10-K for the Fiscal Year Ended December 31, 2011 Filed March 30, 2012 (as amended July 27, 2012) File No. 333-171508-01

Dear Mr. Errett:

With reference to our most recent letter dated December 20, 2012, I attach to this letter a copy of the letter from Wells Fargo Commercial Mortgage Servicing (“Wells Fargo”), dated November 20, 2012 (the “November Wells Fargo Letter”), in which Wells Fargo provided information in response to your November 6, 2012 letter transmitting comments relating to the above-referenced filing, among other comments.  As indicated in Wells Fargo’s December 18, 2012 letter attached to my December 20, 2012 letter to you, Wells Fargo has withdrawn its request for confidential treatment for the information in the November Wells Fargo Letter.

Please contact me if you have any further questions.

Very truly yours,

/s/ Michael S. Gambro

Michael S. Gambro

cc:	Michelle Stasny, Esq.
J. Theodore Borter
Gary P. Silber, Esq.

[WELLS FARGO LOGO]	Commercial Mortgage Servicing MAC A0227-020 1901 Harrison Street, 2nd Floor Oakland, CA 94612 1-800 986-9711

November 20, 2012

VIA EMAIL

J. Theodore Borter
President
GS Mortgage Securities Trust 2011-GC5
GS Mortgage Securities Corporation II
Goldman Sachs Mortgage Company
Citigroup Global Markets Realty Corp.
c/o Citibank, N.A.
388 Greenwich Street, 14th Floor
New York, New York 10013

Re:
GS Mortgage Securities Trust 2011-GC5
Form 10-K for the Fiscal Year ended December 31, 2011
Filed March 30, 2012 (as amended July 27, 2012)
File No. 333-171508-01; FOIA CONFIDENTIAL TREATMENT REQUESTED

Dear Mr. Borter:

We are in receipt of that letter to you dated November 6, 2012 from Robert Errett, Special Counsel to the Securities and Exchange Commission (“SEC”) containing comments on the above-referenced Form 10-K filing.  In response to your request, we are able to provide the following information in response to SEC comments 2 and 3 regarding Item 1122 of Regulation AB, page 7:

Comment 2 – UCC continuation statements for 811 UCC financing statements involving 600 loans (out of the approximately 54,500 financing statements involving the approximately 39,000 loans which comprise the total loan platform serviced by Wells Fargo Commercial Mortgage Servicing) were not timely filed.   We are not aware of any instances in which the priority of a security interest in personal property or fixtures was lost for this reason and the priority of the mortgage lien(s) on the real estate which constitutes the primary collateral for each of the loans in question was not affected.   None of these identified instances of noncompliance involved the transaction covered by the above-referenced Form 10-K.   We do not believe any additional disclosure is required in this regard.

Comment 3 – There are two “relevant computer data feeds”:  the vendor’s system for tracking expiring financing statements and Wells Fargo’s internal system of record.  A lack of synchronization between these two systems caused inaccuracies in the data entered in the system of record which, in turn, made it difficult to identify all financing statements which were imminently expiring.   Technical changes to these systems have been implemented and they are now fully synchronized so that the vendor’s system automatically populates the system of record with accurate information regarding expiring financing statements.  A daily manual review of the relevant data in the system of record has also been instituted.  As a result of these and other improvements, all expiring financing statements are identified at least 180 days prior to expiration, thereby assuring that continuation statements will be consistently filed in a timely manner.   We also do not believe any additional disclosure is required in this regard.

We hereby request confidential treatment of this letter, which we understand will be Exhibit B to your letter dated November 20, 2012 to Mr. Errett, and ask that you convey this request to the SEC on our behalf.  Our address and telephone number, as required by subparagraph (c)(5) of Rule 83, are as follows:

Wells Fargo Commercial Mortgage Servicing
1901 Harrison Street, 8th Floor
Oakland, CA 94612
Telephone:  415-290-7275
Attention:  Briggs A. Hawley, Managing Director
Email: briggs.a.hawley@wellsfargo.com

We believe that this letter constitutes privileged or confidential trade secrets or commercial or financial information and is therefore entitled to confidential treatment under Rule 80(b)(4) of the Rules of Practice of the SEC (17 C.F.R. § 200.80(b)(4)).  The information contained in this letter has not previously been disclosed or made available to the public.

Please request that the SEC promptly inform me of any request for this letter made pursuant to the Freedom of Information Act or otherwise so that we may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

Please advise the SEC that any questions or notifications with respect to this request for confidential treatment should be directed to me at the contact information set forth above.

Very truly yours

/s/ Briggs A. Hawley

Briggs A. Hawley
Managing Director
Commercial Mortgage Servicing